                        FIRST ALBANY COMPANIES INC.

                             Stock Bonus Plan

                                 Form 11K

             For the Three Plan Years Ended December 31, 1995



                    Securities and Exchange Commission

                           Washington, DC  20549



                                 FORM 11-K

            [X] Annual Report Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934

                For the fiscal year ended December 31, 1995

                                    or

           [  ]   Transition Report Pursuant to Section 15(d) of
                    the Securities Exchange Act of 1934

                       Commission file number 014140




               First Albany Companies Inc. Stock Bonus Plan
                              (Title of Plan)


                        First Albany Companies Inc.
                          (Issuer of Securities)


                              41 State Street
                          Albany, New York  12201
                              (518) 447-8500
                  (Address of Principal Executive Office)


I.R.S. Employer I.D. No. 22-2655804


                                   ITEMS



Item 4. Financial Statements and Schedules

     1.   Report of Independent Accountants

       A. Statements of net assets available for plan benefits as of December 31, 1995 and 1994
       B. Statements of changes in net assets available for plan benefits for the years ended December 31, 1995, 1994 and 1993
       C. Notes to financial statements
       D. Assets held for investment as of December 31, 1995
       E. Transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1995.


   24. Consent of Independent Accountants







                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                  First Albany Companies Inc.
                                  Stock Bonus Plan


DATE:                             BY:/s/ George C. McNamee
                                     George C. McNamee
                                     Member of the Administrative
                                     Committee



                      THE FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN







                     REPORT OF INDEPENDENT ACCOUNTANTS












           For the Years Ended December 31, 1995, 1994 and 1993





                             TABLE OF CONTENTS




                                                                   Page


REPORT OF INDEPENDENT ACCOUNTANTS                                    1


FINANCIAL STATEMENTS
 Statements of net assets available for plan benefits                2

 Statements of changes in net assets available for plan benefits     3

 Notes to financial statements                                     4-6


SUPPLEMENTAL SCHEDULES

 Assets held for investment as of December 31, 1995                27(a)*

 Transactions in excess of 5% of the current value
  of plan assets for the year ended December 31, 1995              27(d)*



* Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for plan year ended December 31, 1995.



                     REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrative Committee
 of First Albany Companies Inc. Stock Bonus Plan


We have audited the accompanying statements of net assets available for plan benefits of First Albany Companies Inc. Stock Bonus Plan as of December 31,1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As described in Note 2, in 1993 the plan changed its method of accounting for liabilities to former plan participants.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   COOPERS & LYBRAND L.L.P.


Albany, New York
March 18, 1996


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN
[CAPTION]
           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                              December 31,   December 31,
                                                 1995            1994
ASSETS


 Investments, at fair value (Note 4)          $10,324,240     $6,053,112


 Cash, noninterest bearing                        446,477        161,650


Net assets available for plan benefits        $10,770,717     $6,214,762


























                  The accompanying notes are an integral
                     part of the financial statements.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN
[CAPTION]
      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                    December 31, December 31, December 31,
For the years ended                    1995         1994         1993

Additions to net assets attributed to:
 Contributions from:
   Employees                       $    962,995  $  716,130   $  628,641
   Employer (Note 5)                    470,167     344,353      292,466
                                      1,433,162   1,060,483      921,107

 Net appreciation (depreciation) in
  the fair value of investments       3,366,599    (160,262)   1,064,707
 Dividend income                        180,581     142,358      109,602

Total additions                       4,980,342   1,042,579    2,095,416

Deductions from net assets attributed to:
 Benefits paid to:
   Terminated participants              339,733     204,684      175,204
   Active participants                   84,654      10,315       47,096

Total deductions                        424,387     214,999      222,300

Increase prior to cumulative effect
 of a change in accounting principle  4,555,955     827,580    1,873,116

Cumulative effect of a change
 in accounting principle                                          25,168

Net increase                          4,555,955     827,580    1,898,284

Net assets available for plan benefits:

  Beginning of year                   6,214,762   5,387,182    3,488,898
  End of year                       $10,770,717  $6,214,762   $5,387,182



                  The accompanying notes are an integral
                     part of the financial statements.


                     FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                       NOTES TO FINANCIAL STATEMENTS



1.   Description of the Plan

The following description of the First Albany Companies Inc. (the "Company") Stock Bonus Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    a.  General

   The Plan is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. Employees are eligible to participate upon the first day of the calendar quarter following completion of at least one thousand hours of service during any consecutive twelve months of continuous recognized employment as
   defined in the Plan.   The Plan is subject to the provisions of the
   Employee Retirement Income Security Act of 1974, as amended (ERISA). All costs and fees incurred in administering the Plan are borne by the Company, which is the Plan administrator and custodian.

   b.  Contributions and Participant Accounts

   Participants elect to make after-tax contributions to the Plan up to 8% of their gross pay up to a maximum of $12,000 for 1995. The Company may, but is not required to, contribute to the Plan an amount equal to a percentage
   of each participant's voluntary after-tax contribution.   For 1995, 1994
   and 1993, the Company's contribution percentage was 50%.   Annually, the
   Board of Directors of the Company may authorize an additional contribution to the Plan. Forfeitures are maintained within the Plan and used to reduce the Company's matching contribution.

   c.  Investments

   The Plan is limited to investing solely in the common stock of the Company which is traded in the over-the-counter market, except that interim short-term investments may be made pending purchase of the Company's stock. Purchases and sales of the Company's stock are conducted by the Company's principal subsidiary, First Albany Corporation, a registered broker-dealer. Commissions are not charged on these transactions.

   d.  Vesting

   A participant is 100  percent vested after seven years of credited
   service.   Participants' contributions and earnings thereon are fully vested at all times.

                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued



    e.  Payment of Benefits

    On termination of service, participants may receive payment, in cash or shares, of their vested benefits in a lump-sum distribution equal to the value of their accounts as of the valuation date, as defined in the Plan.

2.   Change in Accounting Principle

     During 1993, the plan changed its method of accounting for liabilities to former plan participants to conform with changes made in the AICPA Audit and Accounting Guide for Audits of Employee Benefit Plan. Under the prior method, a liability was recorded for amounts which had been allocated to participants that had withdrawn from the plan. Beginning in 1993 such obligations no longer are recorded as a liability in the Plan's financial statements, but remain classified as net assets available for plan benefits until distribution. The Plan's Form 5500 (Annual Return/Report of Employee Benefit Plan) still requires these amounts to be reflected as a liability until the obligation is distributed. As of December 31, 1995 and 1994, there were no obligations for participants who had withdrawn from the Plan.

3.   Significant Accounting Policies

     The accounting records of the Plan are maintained on the accrual basis.

     Investments are stated at par value, which is based upon quoted market prices in the over-the-counter market.

     The Plan presents, in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

4.   Investments

     The Plan's investment portfolio consists of the following as of December 31, 1995 and 1994:

                                       1995                     1994
                                          At Quoted                At Quoted
                                 Cost     Fair Value       Cost    Fair Value
    Common Stock:
     First Albany
      Companies Inc.         $5,507,752  $10,324,240    $4,471,954  $6,053,112


                       FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

                 NOTES TO FINANCIAL STATEMENTS, Continued



     The number of shares of First Albany Companies Inc. common stock as of December 31, 1995 and 1994 was 1,032,424 and 834,912 respectively. The realized net gain based on average costs was $131,269, $64,092 and $75,669 for the years ended December 31, 1995, 1994 and 1993, respectively.

     The Plan's investment portfolio is subject to daily market price fluctuations. Since the entire investment portfolio consists of the Company's common stock, the Plan's portfolio may be exposed to risk in the event of a decline in the market value of the Company's stock.

5.   Forfeitures

     The Company applied forfeitures of $11,337, $13,719 and $21,866 to reduce its matching contribution to the Plan during 1995, 1994 and 1993, respectively.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the account of each participant shall become fully vested and be distributed.

7.   Tax Status

     The Plan is not subject to federal income taxes. The Internal Revenue Service has determined and informed the Company by a letter dated February 26, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


                        FIRST ALBANY COMPANIES INC.
                             STOCK BONUS PLAN

        ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES*
                             December 31, 1995



       Description                                                   Current
                                                       Cost           Value

First Albany Companies Inc.:
  Common stock ($0.01 - par value)                  $5,507,752    $10,324,240










  *    The supplemental schedule refers to item number 27(a) in Form 5500
(Annual Return/Report of Employee Benefit Plan).


                          FIRST ALBANY COMPANIES INC.
                               STOCK BONUS PLAN

           ITEM 27d - SCHEDULE OF TRANSACTIONS IN EXCESS OF 5% OF THE
                          CURRENT VALUE OF PLAN ASSETS*
                     For The year Ended December 31, 1995
      (b)           (c)        (d)         (g)           (h)         (i)
                                                    Current value
                                                     of asset on
 Description of  Purchase    Selling     Cost of     transaction   Net gain or
    asset         price       price       asset         date          (loss)


First Albany   $1,328,318   $423,788    $292,519     $2,522,163      $131,269
     Companies
     (Common Stock)






















  *    The supplemental schedule refers to item number 27(d) in Form 5500
(Annual Return/Report of Employee Benefit Plan).


                                                                 EXHIBIT 24



                    CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statements of First Albany Companies Inc. on Form S-8 (Registration Nos. 33-35166, 33-15220 and 33-52153) of our report dated March 18, 1996, on our audits of the statements of net assets available for plan benefits of First Albany Companies Stock Bonus Plan as of December 31, 1995 and 1994, and the statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, which report is included in this Annual Report on Form 11-K.



                                                   COOPERS & LYBRAND L.L.P.





Albany, New York
March 18, 1996
